One Bush Street Suite 1600 San Francisco, CA 94104-4446 +1 415 262 4500 Main +1 415 262 4555 Fax www.dechert.com
MICHELLE D. WONG michelle.wong@dechert.com +1 415 262 4544 Direct +1 415 262 4555 Fax

February 7, 2019

VIA EDGAR CORRESPONDENCE

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs ETF Trust (the “Registrant”), SEC File Nos. 333-200933 and 811-23013

Dear Mr. Williamson:

This letter responds to the comments you provided to Lori Zedeck of Dechert LLP in a telephonic discussion on May 22, 2018 with respect to your review of Post-Effective Amendment No. 105 (the “Amendment”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on April 6, 2018. The Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933 for the purpose of registering shares of Goldman Sachs Access Emerging Markets USD Bond ETF, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

General

Comment 1.Please respond to our comments in writing and file it as correspondence on EDGAR. Where a comment asks for revised disclosure or revisions are contemplated by your response, please provide us revised disclosure with your letter.

Response 1. We acknowledge the comments and have addressed them accordingly.

Comment 2.Please provide us with a copy of the index methodology white paper, as well as a model portfolio. After reviewing these documents, we may have additional comments.

Response 2. The Registrant previously filed a correspondence filing dated July 25, 2018 containing the draft index methodology white paper for the FTSE Goldman Sachs Emerging Markets USD Bond Index (the “Index”), as well as a model portfolio.

Mr. Jay Williamson February 7, 2019 Page 2

Prospectus

Comment 3. Please provide the language requested by Instruction (1)(e) to Item 3 to Form N-1A.

Response 3. We note that disclosure responsive to Instruction 1(e)(i) to Item 3 of Form N-1A is currently provided under the “Summary-Expense Example” section. In response to this comment, we have revised the disclosure to include language responsive to Instruction 1(e)(i) to Item 3 of Form N-1A in both the paragraph preceding the table under the “Summary-Fees and Expenses of the Fund” section and under the “Summary-Expense Example” section.

Comment 4. Under the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections, we note that the Index is owned and operated by FTSE based on its Emerging Markets Broad Bond Index using concepts developed with GSAM. Please explain the role that GSAM played in initially developing the Index, as well as any ongoing role it has with respect to the Index. Briefly explain how the role fits within the terms and conditions of the exemptive order on which you rely.

Response 4. The Index was created and is owned and calculated by FTSE Fixed Income LLC (“FTSE Index” or the “Index Provider”), an unaffiliated third-party index provider. The Index was developed by FTSE Index using concepts developed with GSAM; although GSAM supplied information about certain concepts in connection with the initial development of the Index, GSAM has no ownership interest in the Index, is not involved in the calculation or maintenance of the Index, and has no control over the Index. As a user of the Index, GSAM may, from time to time, provide feedback or make suggestions that may result in changes to the Index. However, ultimate decision-making authority regarding index methodology changes will be retained by the Index Provider.

The trademark “Goldman Sachs” is being used by FTSE Index in the name of the Index pursuant to a limited trademark license GSAM has provided to FTSE Index at no cost, and GSAM will pay FTSE Index license fees for the use of the Index by GSAM and the Fund. The Registrant hereby confirms that GSAM and other Goldman Sachs affiliated entities do not receive any fees in connection with the licensing of the trademark “Goldman Sachs” to FTSE Index for use in the name of the Index.

The Registrant notes that it has received exemptive relief that permits the operation of Self-Indexing Funds (Goldman Sachs ETF Trust, et al., Rel. No. IC-31465 (Feb. 23, 2015)) (the “Order”), but does not intend to treat the Fund as a Self-Indexing Fund for purposes of the Order. Under the Order, the “Index Provider” for an underlying index is “the entity that compiles, creates, sponsors or maintains” the index. For reasons stated above, the Registrant does not believe that GSAM is an “Index Provider” for the Index for purposes of the Order, and therefore does not intend to treat the Fund as a Self-Indexing Fund.

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Comment 5. Under the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections, please revise your two-step index construction process to follow plain English principles and use language that is clear, concise and understandable to retail investors.

Response 5. The Registrant notes that minor changes have been made to the disclosure. The Registrant further notes that the Fund’s current disclosure approach aligns with the disclosure of other fixed income ETFs advised by GSAM that seek to track indexes for which FTSE Index serves as the index provider. Therefore, the Registrant respectfully declines to make further changes at this time to maintain consistency across registration statements, but the Registrant will consider additional changes in connection with the Registrant’s annual updates to registration statements.

Comment 6. Under the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections, please revise to more fully describe the governance and fundamental screens used. For example:

•	What worldwide governance indicators are used, how they are weighted and describe their limitations (for example, improving on a poor governance structure may still yield poor governance); and

•	Explain what “import coverage” is, how it is calculated, and why it is used as a fundamental screen.

Please provide this information in summary fashion in Item 4, with additional detail in Item 9.

Response 6. The disclosures have been revised accordingly to include additional details regarding the fundamental screens and are included in the attached Exhibit A.

Comment 7. We note your statement that the weight of each country included in the Index is capped at 5%. You have 14 countries as included in the Index – 14 x 5% is 70%. Please explain how this statement is consistent with the Fund’s 80% policy.

Response 7. We respectfully note that the disclosure has been finalized to reflect that the Index included 54 countries as of January 31, 2019. Accordingly, the Registrant affirms that the statement that the weight of each country is capped at 5% is consistent with the Fund’s 80% policy.

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Comment 8. We note that the Fund considers inflation as one of the fundamental factors. Briefly disclose how it is considered as part of the Index. In addition, please explain to us how the Index would expect to perform in the event of deflation or similar experience in an emerging market country.

Response 8. The disclosure has been revised accordingly to include additional details regarding the use of inflation as a fundamental screen and is included in the attached Exhibit A. The Fund intends to use inflation as a metric to analyze the stability of an issuing country. A country exhibiting large swings in inflation (either up or down) may be excluded from the Index. The methodology does not take a view on inflation in any one environment; rather the Index uses inflation as a tool to measure the fundamental strength or weakness of issuing countries. The Index is constructed to take into account stability of inflation as a valuable predictor for the health of an issuing country.

Comment 9. It appears that the Fund will invest significantly in dollar-denominated debt. Given the liquidity of these investments, please explain to us how the Fund determined that its investment strategy is appropriate for the open-end fund structure. Please:

•

Explain to us how the Fund classifies the liquidity of these investments. Are any of these investments considered illiquid for purposes of compliance with Investment Company Act of 1940, as amended (the “1940 Act”)? Why or why not?

•	If the Fund classifies some of these investments as illiquid, please explain to us in detail how the Fund determined that these expected holdings are illiquid.

Your response should include general market data on these types of investments and data on the liquidity of these investments that the Fund will invest in, including information about:

•	Whether the Fund imposes any limits as a percentage of its net assets with respect to position sizes;

•	The specific measures the Fund would take if it received a large redemption request;

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•	The existence of an active market for the investment, including the number, diversity, and quality of market participants; and

•

The frequency of trades or quotes for the investment, including daily trading volumes, the volatility of trading prices for the investment, bid/ask spreads for the investment, restrictions on trading or transferring the investment, and how the Fund will be able to appropriately value the investment on a daily basis.

Response 9. As a general matter, the Registrant understands that Section 22(e) under the 1940 Act requires the Fund to honor redemption requests within seven days after tender of shares for redemption, and therefore that the Fund must maintain sufficient liquidity to meet redemption requests. GSAM and the Registrant have evaluated the liquidity of the asset class in which the Fund will invest and believe the Fund’s investment strategy is appropriate for an open-end fund structure.

GSAM has extensive experience investing and trading in the referenced asset class, including fifteen years of experience managing the asset class for other registered investment companies. The Registrant believes that the Fund’s principal investment strategies are appropriate for an open-end fund when viewed in light of, among other things, the Fund’s expected use of representative sampling to seek to provide investment results that closely correspond, before fees and expenses, to the performance of an index that itself has credit rating, minimum issue size and country weight limitations; the types of issuers that the Fund expects to hold principally (i.e., governmental and quasi-governmental issuers), and other factors that mitigate the Fund’s liquidity risk, including the Fund’s Liquidity Risk Management Program (the “Program”)1 and the Fund’s ability to honor significant redemption requests by primarily distributing securities in-kind to a redeeming shareholder.

The Fund has not begun investment operations and does not currently have any portfolio holdings. The Fund expects, however, to classify its investments in accordance with its Program when the Fund begins investment operations. For fixed income instruments of the type in which the Fund expects to invest principally, the Fund expects to consider a wide variety of information in classifying them, including trading volume information regarding the Fund’s actual holdings and/or the relevant asset class or sector. The Fund will also consider the amounts of the holdings the Fund reasonably anticipates selling and

[1]

Upon launch, the Fund will have a Program in place in accordance with those provisions of Rule 22e-4 under the 1940 Act with a December 1, 2018 compliance date. On or before June 1, 2019, the Fund intends to implement its Program in accordance with those provisions of Rule 22e-4 under the 1940 Act with a June 1, 2019 compliance date.

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whether selling at those amounts would significantly change the market value of such investment.    Based on this and other information, the Fund expects that few, if any, of its anticipated holdings would be classified as illiquid under current market conditions. In addition, the Fund’s process for classifying the liquidity of the Fund’s investments also addresses certain significant market or issuer-specific events that may indicate a change in an investment’s liquidity and call for the re-classification of such investment, when determined appropriate under the Program.

The Fund’s existing disclosure includes any limits on the percentage of the Fund’s assets that may be invested in a particular position in accordance with its principal investment strategies. In this regard, the Fund notes that the Index imposes a 5% weight limit on each country within its investable universe. The Fund also believes that the fundamental screens applied by the Index Provider to the starting universe of the Index further enhance the liquidity profile of the Index.

In addition, due to the frequency of trades in issuers in the Fund’s investment universe, the Fund expects to be able to obtain pricing vendor evaluations, including from Reuters and ICE Data Services, for all or substantially all of its holdings at the time the Fund begins its investment operations and to have other market data readily available to it to assess the reliability of those evaluations. If the Registrant’s pricing vendors are unable to provide a price for a security held by the Fund, the Investment Adviser will seek one or more broker quotes for the security. If neither option is available, the security will be priced at fair value in accordance with applicable regulation and the Fund’s valuation procedures.

With respect to honoring large redemption requests, as described in the Prospectus, the Fund is an ETF and will issue and redeem shares at NAV only in a large specified number of shares each called a “Creation Unit,” or multiples thereof. Accordingly, the Fund’s redemption transactions are normally expected to be large transactions. The Fund generally expects to effect redemptions in kind to the extent possible, with cash in lieu of portfolio securities that are not eligible for transfer or trading as set forth in the exemptive relief on which the Fund relies to operate as an ETF. At this time, based on the Fund’s anticipated holdings, the Registrant anticipates that the Fund will normally be able to effect its redemptions entirely in kind.

A summary table from a Barclays Quantitative Portfolio Strategy study published in September 2018 on trading volume information for U.S. dollar-denominated emerging market debt and compares that trading volume to those of other significant sectors of the fixed income market is included as Figure 1 in the attached Exhibit A. The Registrant believes that the historical trading volume for U.S. dollar-denominated emerging market debt reflects the number, diversity, and quality of market participants in that market. The Registrant notes that approximately 60 dealers provide coverage for the Fund’s investment universe.

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The Registrant further notes that the market for U.S. dollar-denominated sovereign and quasi-sovereign emerging market debt has grown considerably over time as new countries have entered the market. As of July 31, 2018, the starting universe for the Index consisted of 593 bonds representing 68 countries and totaling over $900 billion in outstanding debt. Moreover, the Registrant believes that the liquidity and price transparency of emerging market investments is also reflected in the extensive historical trading of shares of ETFs that have invested this asset class for a considerable period of time and under a variety of different market conditions, such as iShares MSCI Emerging Markets ETF and iShares J.P. Morgan USD Emerging Markets Bond ETF.

Comment 10. Please explain to us in detail how the Fund has determined it will comply with the representations made in its exemptive application, including that the Fund expects the arbitrage mechanism will work efficiently, whereby the secondary market prices of the ETF shares will closely track their respective NAV. Please address in particular the impact of the liquidity of the investments to be held by the Fund. Your response should include a description as to how a market marker will be able to maintain a narrow bid/ask, with respect to the price of the ETF shares, including in times of market stress, and hedge its position in the issuer.

Response 10. GSAM and the Registrant have evaluated the Fund’s investment strategy in light of various factors, including GSAM’s knowledge of the ETF and U.S. dollar-denominated emerging market debt market generally, trading information for other similarly-situated funds, liquidity and trading information for the Fund’s anticipated investments and the growth of the Fund’s investable universe (discussed in greater detail above). Based on this review, GSAM and the Registrant expect the arbitrage mechanism to work efficiently and believe that market makers will be able to maintain a narrow bid/ask spread in ETF shares consistent with other similarly-situated funds.

As an example, across the U.S. dollar-denominated emerging market debt ETF universe, which includes 16 ETFs, the median bid/ask spread has ranged from 17 basis points to 74 basis points as a percentage of net asset value in 2018. During the heightened volatility of February’s sell-off in the market, the range of the median bid/ask spread was from 26 basis points to 55 basis points, an indicator of relatively narrow spreads during times of market stress. Moreover, the assets under management of open-end funds that invest in the U.S. dollar-denominated emerging market debt has grown from approximately $13.5 billion to over $80 billion over the last 10 years.

Comment 11. With respect to Foreign and Emerging Countries Risk, we note you will invest in dollar-denominated emerging market debt of sovereign and quasi-sovereign entities. It is likely that tax receipts and other income sources available to these issuers will be denominated in other currencies. An increase in the value of the dollar relative to these other currencies will place additional strains on the issuer’s ability to repay the debts. Please consider additional risk factor disclosure addressing this issue, or explain why you have not done so.

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Response 11. The disclosure has been revised accordingly and is included in the attached Exhibit A.

Comment 12. Regarding Industry Concentration Risk, is the Index presently concentrated in a particular industry? If so, disclose the industry and any related risks.

Response 12. The Registrant does not presently expect the Index to be concentrated in a particular industry.

Comment 13. In Item 9 disclosure, you currently provide an 80% policy to invest in securities included in your underlying index. The Fund’s name references both emerging markets and USD bonds, both of which implicate Rule 35d-1 under the 1940 Act (the “Names Rule”). Briefly explain to us how investing in the underlying index will satisfy your Names Rule obligations and confirm your intention to periodically monitor the securities in your portfolio for continued compliance with the Names Rule. To the extent appropriate, please tell us where and how your disclosure addresses these Names Rule requirements.

Response 13. As disclosed in the “Summary–Principal Investment Strategies” and “Investment Management Approach–Principal Investment Strategies” sections, “[t]he Fund seeks to achieve its investment objective by investing at least 80% of its assets (exclusive of collateral held from securities lending) in securities included in its underlying index.” The Registrant confirms that the underlying Index is composed entirely of securities that are consistent with the types of investments suggested by the Fund’s name (e.g., emerging markets bonds denominated in U.S. dollars). Therefore, because the Fund has a policy to invest at least 80% of its assets in the securities included in its underlying Index, the Registrant submits that the Fund’s investment strategy meets the requirements of the Names Rule. The Registrant confirms that it intends to monitor on a daily basis to confirm that at least 80% of the Fund’s portfolio is invested in compliant securities of the Index. The Registrant further discloses that shareholders will be provided with sixty days’ notice in the manner prescribed by the SEC before any change in the Fund’s policy to invest at least 80% of its assets in securities included in its underlying index, as required by the Names Rule.

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Comment 14. Under Item 9 disclosure, in Step 1 of the index construction process, please clarify what sorts of entities are covered by the reference to quasi-sovereign debt.

Response 14. The Registrant notes that the disclosure has been revised to reflect that quasi-sovereign debt includes issuers that are government-sponsored entities or government-guaranteed entities (e.g., Petroleos Mexicanos, Export-Import Bank of China, Banco Nacional de Desenvolviment).

Comment 15. With respect to Item 9 disclosure, please clarify how the Fund intends to use swaps and other derivatives as part of its investment strategy.

Response 15. We note that the Fund does not currently intend to use swaps or other derivatives as part of its investment strategy, but nonetheless reserves the right to use various instruments and strategies as part of its 20% basket.

Comment 16. Under Item 9 disclosure, please revise your Interest Rate Risk discussion to clarify what interest rates you are talking about (i.e., U.S. or an emerging market, etc.).

Response 16. The disclosure has been revised accordingly and is included in the attached Exhibit A.

Comment 17. Under Distribution and Service Plan – if the Fund has a distribution and service plan in place, please reflect it in the fee table as appropriate.

Response 17. The disclosure has been revised accordingly.

Comment 18. With respect to Appendix A, please note our continuing objection to a third set of risk factors.

Response 18. The Registrant respectfully acknowledges the Staff’s comment and submits that Appendix A is intended to provide prospective investors with more information about the principal and non-principal investment strategies and risks of the Fund. Moreover, the Registrant believes that the Prospectus clearly identifies (and differentiates) the principal and non-principal investment strategies and risks of the Fund.

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SAI

Comment 19. With respect to the Fundamental Investment Restrictions in the SAI, please note that we believe your concentration policy should apply to any industry or group of industries.

Response 19. The Fund does not intend to concentrate in securities of issuers in a particular “group of industries.” The Registrant notes that such language is not used in the concentration policy to avoid potential confusion as to what constitutes a “group,” as “group of industries” is defined in neither the 1940 Act nor in any Staff guidance. Accordingly, the Registrant believes it is appropriate to omit the phrase “group of industries” from the relevant disclosure in the Fund’s SAI.

*     *     *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (415) 262-4544 if you wish to discuss this correspondence further.

Sincerely,

/s/ Michelle D. Wong
Michelle D. Wong

cc: Joseph McClain, Goldman Sachs & Co. LLC

Mr. Jay Williamson February 7, 2019 Page 11

Exhibit A

Responses 6 and 8.

Step 2 of the Index construction methodology under the “Summary-Principal Investment Strategies” section:

In the second step, the Index Provider applies both governance and fundamental screens to the Universe. First, issuers are ranked by improvement or deterioration in governance based on the Worldwide Governance Indicators. Based on this ranking, the bottom 10% of issuing countries are excluded from the Universe. Second, issuers are ranked by improvement or deterioration in two fundamental factors, import coverage and inflation. Based on this second ranking, the bottom 5% of issuing countries are excluded from the Universe. Inclusion or exclusion of quasi-government bonds is based on the country of domicile.

Step 2 of the Index construction methodology under the “Investment Management Approach-Principal Investment Strategies” section:

In the second step, the Index Provider applies both governance and fundamental screens to the Universe. First, issuers are ranked by improvement or deterioration in governance based on equally weighted Worldwide Governance Indicators, produced by the World Bank, which may include measures of political stability and government effectiveness. Based on this ranking, the bottom 10% of issuing countries are excluded from the Universe. Second, issuers are ranked by improvement or deterioration in two fundamental factors, import coverage and inflation. Import coverage ratio reflects an issuing country’s imports relative to its foreign-exchange reserves. A high import coverage ratio is indicative of a country’s ability to facilitate trade with other countries. Inflation reflects the change in the costs of goods and services in a country over time. A low level of inflation is indicative of a country’s economic stability. The issuers are ranked positively by import coverage ratio and negatively by inflation, accounting for market capitalization. Based on this second ranking, the bottom 5% of issuing countries from the composite ranking are excluded from the Universe. Inclusion or exclusion of quasi-government bonds is based on the country of domicile.

Response 6.

Index Risk under the “Summary-Principal Risks of the Fund” section:

Index Risk. The Fund will be negatively affected by general declines in the securities and asset classes represented in the Index. In addition, because the Fund is not “actively” managed, unless a specific security is removed from the Index, the Fund generally would not sell a security because the security’s issuer was in financial trouble, and the Fund does not take defensive positions in declining markets. Market disruptions and regulatory restrictions could have an adverse effect on the Fund’s ability to adjust its exposure to the required levels in order to track the Index. The Index Provider may utilize third party data in constructing the Index, but it does not guarantee the accuracy or availability of any such third party data. The Index Provider makes no guarantee with

Mr. Jay Williamson February 7, 2019 Page 12

respect to the accuracy, availability or timeliness of the production of the Index or the suitability of the Index for the purpose to which it is being put by GSAM. In addition, there is no guarantee that certain components of the construction methodology of the Index, such as the Worldwide Governance Indicators, will achieve the desired results.

Response 9.

Figure 1: Barclays Market Liquidity Snapshot, September 2018

Response 11.

Foreign and Emerging Countries Risk. Foreign securities may be subject to risk of loss because of more or less foreign government regulation, less public information and less economic, political and social stability in the countries in which the Fund invests. The imposition of exchange controls (including repatriation restrictions), sanctions, confiscations, trade restrictions (including tariffs) and other government restrictions by the United States and other governments, or from problems in share registration, settlement or custody, may also result in losses. Foreign risk also involves the risk of negative foreign currency exchange rate fluctuations, which may cause the value of securities denominated in such foreign currency (or other instruments through which the Fund has exposure to foreign currencies) to decline in value. Currency exchange rates may fluctuate significantly over short periods of time. In addition, the Fund’s debt investments, including the ability of the issuer to repay principal, may be negatively impacted by foreign currency exchange rate fluctuations. These risks may be more pronounced in connection with the Fund’s investments in securities of issuers located in emerging countries. The securities markets of most emerging countries are less liquid, developed and efficient, are subject to greater price volatility, have smaller market capitalizations, have more or less government regulation and may not be subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. Further, investment in securities of issuers located in certain emerging countries involves the risk of loss resulting from problems in share registration, settlement or custody, substantial economic, political and social disruptions and the imposition of exchange controls (including repatriation restrictions). These risks are not normally associated with investments in more developed countries.

Mr. Jay Williamson February 7, 2019 Page 13

Response 16.

Interest Rate Risk. When interest rates increase, fixed income securities or instruments held by the Fund will generally decline in value. Long-term fixed income securities or instruments will normally have more price volatility because of this risk than short-term fixed income securities or instruments. The risks associated with changing U.S. or foreign interest rates may have unpredictable effects on the markets and the Fund’s investments. Fluctuations in interest rates may also affect the liquidity of fixed income securities and instruments held by the Fund.